

Mail Stop 4631

August 23, 2016

Via E-mail
Mr. John P. Zimmer
Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, Ohio 43228

Re: Core Molding Technologies, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 11, 2016
File No. 1-12505

Dear Mr. Zimmer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 23

1.   We note that net actuarial (losses) gains have changed materially for the three years presented in the Consolidated Statements of Comprehensive Income. In future filings, to the extent material, please expand your MD&A disclosure to discuss the underlying factors causing such changes.

Notes to Consolidated Financial Statements

Note 11 – Income Taxes, Page 49

2.   Please tell us how you determined the federal statutory income tax rate of 34% should be used in computing income tax provisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and Construction